Exhibit 99.7

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 17th January 2003 that on 14th January 2003 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 89,973 Ordinary Shares at a price of £0.6325 per share.

Following the disposal, 54,749,719 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.